UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
     Public Company with Authorized Capital
Corporate Taxpayer´s Registry No. 90.400.888/0001-42
Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS
Distribution of Interim Dividends and Interest on Equity

Banco Santander (Brasil) S.A. hereby informs that as approved by the Board of Directors in the meeting held on December 30th, 2015, ad referendum of the AGM to be held on 2016, as of February 25, 2016, the Company will start payment of Interim Dividends and Interest on Equity, in the total amount of three billion Brazilian Reais (R$ 3,000,000,000.00), being the amount of one billion and six hundred million Brazilian Reais (R$ 1,600,000,000.00) as Interim Dividends, and the gross amount of one billion and four hundred million Brazilian Reais (R$ 1,400,000,000.00) as Interest on Equity, which, after deduction of the Withholding Income Tax (except for tax exempt shareholders), becomes the net amount equivalent to one billion and one hundred and ninety million Brazilian Reais

(R$ 1,190,000,000.00), corresponding to:

Shares	Interim Dividends	Interest on Equity	Interest on Equity
	(value per share)	(gross value per share)	(net value per share)
ON (Common)	R$ 0.20274115294	R$ 0.17739850882	R$ 0.15078873250
PN (Preferred)	R$ 0.22301526823	R$ 0.19513835971	R$ 0.16586760575
Unit(*)	R$ 0.42575642117	R$ 0.37253686853	R$ 0.31665633825

(*)	1 (one) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

Shareholders in the Company’s records on December 30th, 2015 shall be entitled to receive the Interim Dividends and Interest on Equity. Therefore as of January 4th, 2016, the Company’s shares shall be traded “Ex-Dividends” and “Ex-Interest on Equity”.

The amount of these Interim Dividends and Interest on Equity shall be paid as of February 25th, 2015 and fully considered within the amount of the mandatory dividends to be submitted to the AGM to be held in 2016.

No compensation of monetary restatement is applicable upon these Interim Dividends and Interest on Equity between this date and the effective payment date.

[Free English Translation]

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, December 30th, 2015.

Angel Santodomingo Martell
Investor Relations Officer
BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer